FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 0-31212

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen Street

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):  ☐

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO EXHIBITS

Item

1.	ASX announcement “Metal Storm Completes Successful Tests of Rapid Reload and Inductive Firing Systems” dated August 21, 2003

2.	ASX announcement “U.S. Defence Industry Business Leader joins Metal Storm Board of Directors” dated August 22, 2003

3.	ASX announcement “Metal Storm Partners with NJIT to Commercialise ‘Personalised’ Handgun” dated August 29, 2003

4.	Half-Year Report for the Financial Period Ended June 30, 2003

Item 1

METAL STORM LIMITED A.C.N. 064 270 006

Company Contact: Ian Gillespie Metal Storm Limited TEL: 07 3221 9733 igillespie@metalstorm.com	Investor Contact: Frank Sufferini Orient Capital TEL: 02 9964 0200 sufferini@orientcap.com	Media Contact: Stephanie Paul Phillips Group TEL: 07 3230 5000 spaul@phillipsgroup.com.au

METAL STORM COMPLETES SUCCESSFUL TESTS OF RAPID RELOAD AND

INDUCTIVE FIRING SYSTEMS

BRISBANE, AUSTRALIA – 21 August 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol: MTSX) announced today the successful completion of another important stage in its product development program, in preparation for planned firing demonstrations to the defence industry in Australia and the USA.

On 20 August, the company successfully conducted:

•	the live-fire test of a “rapid-reload multi-shot cartridge” for its 40mm pod system; and
•	the test firing of 40mm projectiles using an “electronic inductive ignition system” which eliminates in-barrel electrical contacts.

The 40mm rapid-reload multi-shot cartridge provides a simple and effective means for rapid reload of both single-barrel shoulder fired weapons, and larger multi-barrel Metal Storm pod systems.

The development of the electronic inductive ignition system equips Metal Storm with a choice of firing systems, including a hard wired electronic system and a shielded inductive system. The inductive ignition system’s operation is also very resistant to the presence of moisture or foreign matter in the barrels.

Metal Storm’s Director of Science and Innovation, Mike O’Dwyer said, “These tests will be further refined, and the systems will then be included in our ongoing multi-barrel pod development. The tested cartridges are built to load four 40mm grenade rounds in each, and we expect that this may later be increased to five or six 40mm rounds to provide additional firepower capability.

“We have accelerated the development of our technology this year, with the recent demonstration of our 16 barrel 40mm grenade pod, and stacked ‘explosive’ flash-bangs. We expect the rapid reload and inductive firing system tests will enable us to maintain this pace.

“In the future, Metal Storm’s electronic inductive ignition system can be developed to enable communication with “intelligent” projectiles, providing autonomous target update information to each projectile, both in the barrel and during flight.

These developments have the potential to secure our technology in the future as the ‘smart’ delivery system for ‘intelligent’ projectiles. Among other things this enhances our ability to fire either lethal or less-than-lethal munitions from the one multi barrel pod system, including the ability to switch from one to the other in just a fraction of a second,” said Mr O’Dwyer.

Visit www.metalstorm.com

==ENDS==

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately AU$100 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Item 2

METAL STORM LIMITED A.C.N. 064 270 006

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 99640200	TEL: 07 32305000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

U.S. DEFENCE INDUSTRY BUSINESS LEADER JOINS

METAL STORM BOARD OF DIRECTORS

BRISBANE, AUSTRALIA – August 22, 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX) has appointed Dr Dan Alspach as a non-executive director of Metal Storm Limited.

This announcement increases the total number of board seats to seven and follows Metal Storm’s advice at its Annual General Meeting in May that a prominent US businessman would be appointed to the company’s board.

Dr Alspach brings to Metal Storm enormous experience and proven success in defence contracting, and possesses unique skills regarding developing new technologies in the defence industry.

Until recently, Dr Alspach served as Chairman and Chief Executive Officer of Orincon Corporation International, the systems integration and information technology company he co-founded in 1973. Orincon, which specialises in defence-related intelligence, surveillance and reconnaissance, was sold to Lockheed Martin Corp this past June. In the early 90’s Dr Alspach transformed Orincon into a Navy command, control and communications company, and then diversified into contracting with the U.S. Air Force and intelligence agencies such as the CIA, the National Security Agency and the National Reconnaissance Office.

Metal Storm Limited Chairman, Mr Bill Owens said, “Dan is an experienced leader in the defence industry technology sector and his appointment is consistent with our stated goal of adding representation from the US defence industry to the Metal Storm board. With his considerable experience as a US defence contractor, Dan is attuned to the nuances and protocols involved in winning and delivering against a US military contract.”

“Importantly, he has extensive experience adapting a company’s business strategy to changing military funding priorities. Dan will provide invaluable commercial experience and guidance to Metal Storm as it expands its presence in the US defence industry.”

Dr Alspach said, “I am delighted to be invited to join Metal Storm’s board. It’s a company with a very exciting future and I look forward to being able to help generate revenue and profit for the company to ensure we get their revolutionary technology into real defence systems providing solutions to end users.”

Dr Alspach holds a Bachelor and Master of Science degree in Physics from the University of Washington and a Ph.D. in Engineering Sciences from the University of California in San Diego. Prior to co-founding Orincon, Dr Alspach was a tenured professor of engineering at Colorado State University and took a visiting professorship in engineering at the University of California in San Diego. In his tenure with Orincon he led many company efforts, including contracts with DARPA, the US Navy and other government customers. He is a Fellow Member of IEEE and past president of the IEEE Ocean Engineering Society, of which he is currently a member of the executive board

In addition to his role as director of Metal Storm Limited, Dr Alspach will also join Lt General Dan Christman (ret), and Mr Charles Vehlow as a non-executive member of the Metal Storm Inc board. Metal Storm Inc was formed to capitalise on growing opportunities in the US defence industry to develop and commercialise the company’s ballistics technology.

“The restructure of Metal Storm’s operations in the US will significantly widen the net of research and development funding open to the company, consolidate greater congressional support for the technology and enhance the prospects for major, long term commercial agreements and related revenues.

“Metal Storm Inc will bid directly on contracts in the US as a prime contractor, which will enable us to receive all the revenues under contract awards such as the Small Business Innovation Research (SBIR) program grants, while retaining our rights to developed intellectual property,” said Mr Owens.

Visit: www.metalstorm.com

More about Orincon/Dr Alspach: www.orincon.com/news/article.cfm?key_news=81

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately AU$100 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Item 3

METAL STORM LIMITED A.C.N. 064 270 006

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

METAL STORM PARTNERS WITH NJIT TO COMMERCIALISE

‘PERSONALISED’ HANDGUN

O’Dwyer VLe® Smart Gun is NJIT’s Viable Option to Meet New US Handgun Legislation

BRISBANE, AUSTRALIA – 29 August 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol: MTSX) and New Jersey Institute of Technology (NJIT), Newark, N.J., announced today they have signed a formal partnership agreement to jointly commercialise Metal Storm’s O’Dwyer VLe® electronic handgun with NJIT’s recently patented Dynamic Grip Recognition (DGR) biometric authorising technology.

The NJIT is a technology research organisation which expends more than US$50 million annually in supporting commercially promising new technologies.

The State of New Jersey passed legislation in December 2002 specifying that “three years after it is determined that personalized handguns are available for retail purposes, it will be illegal for any dealer or manufacturer to sell, assign or transfer any handgun unless that handgun is a personalized handgun”. The States of New York, Ohio and Tennessee as well as the US Congress, are understood to be preparing similar legislation*.

NJIT Vice President for Research and Development Dr Donald H. Sebastian said, “This is a technology that represents the future in handgun safety and control.

“NJIT has determined that Metal Storm’s O’Dwyer VLe® electronic handgun is the most viable option that meets the requirements to integrate our ‘Dynamic Grip Recognition’ technology, and in combination, meets the New Jersey legislation mandating the use of ‘personalised’ handguns.

“The O’Dwyer VLe® electronic handgun allows a range of ‘personalising technology’ to be incorporated into Metal Storm’s original design of the weapon. It’s not an ‘add on,’ which has been the difficulty in the past.

“An indication of the value and importance we place on Metal Storm’s O’Dwyer VLe® electronic handgun in creating the world’s first safe ‘personalised’ handgun is that we are putting the full weight of our technical and political resources to bear, to proceed in obtaining the necessary US$6-7 million funding to build the first production prototype of this exciting product,” said Dr Sebastian.

Metal Storm’s CEO, Charles Vehlow said “The commercial potential of having a ‘personalised’ handgun which meets legislative requirements is significant as it creates markets on a state, national and international scale. The market is massive with more than 943,000 handguns being manufactured in the US alone in 2001.

“The O’Dwyer VLe® provides an affordable personalised handgun and offers increased control and safety,” said Mr Vehlow.

“The NJIT’s patented ‘Dynamic Grip Recognition’ technology is well developed and has already met and passed some of the most demanding test standards and is on track to outperform today’s mechanical counterparts,” he said.

“The ‘personalised’ handgun that will integrate these two unique technologies will meet the mandated legislation that New Jersey has enacted.

“For the first time, appropriate safety standards are being applied to firearms which provide safety and protection against misuse or theft and which keep a handgun safe from people who might misuse it either deliberately or accidentally.

“The ‘personalised’ handgun which we will produce, will be childproof and personalised to the owner and will aid significantly in reducing gun deaths, which in the US in 2000 totalled more than 28,000.

“Metal Storm has also recently completed a study commissioned by the National Institute of Justice (NIJ) for law enforcement applications involving our successful prototype O’Dwyer VLe®,” said Mr Vehlow.

==ENDS==

*Source: AAP article “N.J. Enacts First ‘Smart Gun’ Law in U.S.” by Peter Saharko, Dec 24, 2002.

About New Jersey Institute of Technology: www.njit.edu

Visit Metal Storm website: www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately AU$100 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Item 4

Half-Year Report

for the Financial Period Ended

30 June 2003

Metal Storm Limited

Corporate Governance Statement

The Directors are responsible for the corporate governance practices of Metal Storm Limited. Metal Storm Limited sets out the main corporate governance practices that were in operation throughout the financial period, except where otherwise indicated.

The Board of Directors

The Board carries out its responsibilities according to the following mandate:

•	the Board should comprise at least six directors;
•	the Board should be made up of at least two-thirds of non-executive directors;
•	the Chairman of the Board should be a non-executive director;
•	the Directors should possess a broad range of skills, qualifications and experience;
•	the Board should meet on a monthly basis; and
•	all available information in connection with items to be discussed at a meeting of the Board shall be provided to each Director prior to that meeting.

The primary responsibilities of the Board include:

•	the approval of the annual and half-year financial report;
•	the establishment of the long term goals of Metal Storm and strategic plans to achieve those goals;
•	the review and adoption of annual budgets for the financial performance of Metal Storm and monitoring the results on a quarterly basis; and
•	ensuring that Metal Storm has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

Independent Professional Advice

With the prior approval of the Chairman, each Director has the right to seek independent legal and other professional advice at Metal Storm’s expense concerning any aspect of Metal Storm’s operations or undertakings in order to fulfil their duties and responsibilities as directors.

Risk Management

The Board is responsible for Metal Storm Limited’s system of internal controls. The Board constantly monitors the operational and financial aspects of Metal Storm’s activities and, through the Audit Committee, the Board considers the recommendations and advice of external and internal auditors and other external advisers on the operational and financial risks that face Metal Storm Limited.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that Metal Storm Limited has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

The company has offices in both Australia and the United States of America and has in place processes in both locations.

Code of Conduct

As part of the Board’s commitment to the highest standard of conduct, Metal Storm Limited has adopted a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

•	responsibilities to shareholders;
•	compliance with laws and regulations;
•	relations with customers and suppliers;
•	ethical responsibilities;
•	employment practices; and
•	responsibilities to the environment and the community.

The directors of Metal Storm Limited submit herewith the half yearly financial report for the financial period ended 30 June 2003. In order to comply with the provisions of the Corporations Act 2001 the directors report as follows:

The names of the directors of the company during or since the end of the financial period are:

Admiral W A Owens (Ret) Mr JM O’Dwyer Mr KJ Dart Mr TJ O’Dwyer Lt Gen DW Christman (Ret) Gen WA Downing (Ret) Mr JBL Heading Mr PLG Pursey Dr D Alspach	Chairman Executive Director Director Director Director Director Director (retired 26 March, 2003) Director (retired 26 March, 2003) Director (appointed 22 August, 2003)

Principal Activities

The company’s principal activity in the course of the financial period was the further development of the Company’s ballistics technology in Australia and the United States.

During the financial period there was no significant change in the nature of those activities.

Review and Results of Operations

The company continued its program of establishing the significance of its ballistics technology to government agencies in the USA and Australia.

Changes in State of Affairs

During the period there was no significant change in the state of affairs of the company other than that referred to in the financial statements or notes thereto.

Metal Storm Limited

Directors’ Report

Subsequent Events

Other than matters specifically mentioned herein, there has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the period, that has significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

Future Developments

Disclosure of information regarding likely developments in the operations of the company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the company. Additionally, the company is unusually constrained by the Australian Defence Department and the fact that some of its patents have been classified in the interests of national security. Accordingly, this information has not been disclosed in this report.

Dividends

No dividends have been paid or declared since the start of the financial period.

Share Options

As at the date of this report the company has issued unlisted options over 7,266,665 shares to full time employees, directors and consultants of the company.

Signed in accordance with a resolution of the directors made pursuant to s.306 of the Corporations Act 2001.

On behalf of the Directors

Mr.

Mr. TJ O’Dwyer Director		Mr. JM O’Dwyer Director

29 August 2003.

■	1 Eagle Street Brisbane QLD 4000 Australia PO Box 7878 Waterfront Place Brisbane QLD 4001	■	Tel 61 7 3011 3333 Fax 61 7 3011 3100 DX 165 Brisbane

Independent review report to members of Metal Storm Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Metal Storm Limited (the company) and the consolidated entity, for the six months ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that six months.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 “Interim Financial Reporting”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and of the performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our review of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Metal Storm Limited is not in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the consolidated entity at 30 June 2003 and of its performance for the six months ended on that date; and

(ii)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the statement expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1 to the financial statements, there is significant uncertainty whether the consolidated entity will be able to continue as a going concern and therefore whether it will meet its current operating cash requirements, realise its assets and pay its debts as they become due and payable, and realise its assets and extinguish its liabilities in the normal course of normal business and at amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the entity not be able to continue as a going concern.

Ernst & Young

Mark Hayward

Partner

Brisbane

29 August 2003

In accordance with a resolution of the directors of Metal Storm Limited, we state that: In the opinion of directors:

a)	the financial statements and notes of the consolidated entity:

(i)	give a true and fair view of the financial position as at 30 June 2003 and performance for the half-year ended on the date of the consolidated entity; and

(ii)	comply with the Accounting Standard AASB 1029 “Interim Financial reporting” and the Corporations Regulations 2001; and
b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Directors

Mr. TJ O’Dwyer	Mr. JM O’Dwyer

Director	Director

BRISBANE,
29	August 2003

Metal Storm Limited

Statement of Financial Performance

	Note	Half-Year Ended 30 June 2003 Consolidated	Half-Year Ended 30 June 2002 Consolidated
Revenue from ordinary activities	4	489,205	83,631
Expenses from ordinary activities
Employee expenses		(1,058,265)	(934,767)
Depreciation expenses		(21,780)	(50,864)
Legal expenses		(369,274)	(204,293)
Consulting expenses		(150,845)	(582,245)
Borrowing costs		(111)	(967)
Public and Investor relations		(170,334)	(297,864)
Other expenses from ordinary activities	4	(1,593,428)	(979,904)
Loss From Ordinary Activities Before Income Tax Expense		2,874,832	2,967,273

			—

Income tax expense relating to ordinary activities		—	—

Loss From Ordinary Activities After Related Income Tax Expense		2,874,832	2,967,273

Net Loss		2,874,832	2,967,273

Total revenues, expenses and valuation adjustments attributable to members of Metal Storm Limited and recognised directly in equity		—	—

Total changes in equity other than those resulting from transactions with owners as owners		2,874,832	2,967,273

Earnings per Share — Basic and Diluted (cents per share)		(0.7)	(0.7)

Notes to and forming part of the financial report are included on pages 10 to 13.

	Note	30 June 2003	31 December 2002
Current Assets
Cash		4,338,256	8,038,283
Receivables		22,917	584,697
Prepayments		68,608	—

Total Current Assets		4,429,781	8,622,980

Non-Current Assets
Property, plant and equipment		207,346	151,854
Intangibles		7,153,291	6,460,728
Non-current debtors		11,671	11,671

Total Non-Current Assets		7,372,308	6,624,253

Total Assets		11,802,089	15,247,233

Current Liabilities

Accounts payable		952,375	1,752,819
Other current liabilities		47,044	—
Provisions		610,111	421,871

Total Current Liabilities		1,609,530	2,174,690

Non-Current Liabilities

Provisions Other non-current liabilities		46,631 10,520	49,318 13,376

Total Non-Current Liabilities		57,151	62,694

Total Liabilities		1,666,681	2,237,384

Net Assets		10,135,408	13,009,849

Equity

Issued capital		27,097,023	27,096,633
Accumulated Losses		(16,961,615)	(14,086,784)

Total Equity		10,135,408	13,009,849

Notes to and forming part of the financial report are included on pages 10 to 13.

Metal Storm Limited

Statement of Cash Flows

for the Financial Period Ended 30 June 2003

	Note	Current Reporting Period Consolidated 2003	Previous corresponding Reporting Period Consolidated 2002
Cash Flows From Operating Activities
Grants Received		475,771	338,772
Payments to suppliers and employees		(3,438,831)	(2,424,582)
GST Received from the ATO		170,638	73,773
Interest and bill discounts received		10,657	(967)
Interest and other costs of finance paid		(111)
			597

Net cash flows used by operating activities		(2,781,876)	(2,012,407)

Cash Flows From Investing Activities
Payment for investments		—	—
Proceeds from investments		—	—
Payment for property, plant and equipment		(77,273)	(20,413)
Proceeds from the sale of property, plant and equipment		1,295	—
Payment for intangible assets		(504,808)	(859,929)
Research and development costs paid		(337,755)	(250,000)

Net cash provided used in investing activities		(918,541)	(1,130,342)

Cash Flows From Financing Activities
Proceeds from issues of equity securities		390	240,000
Payment for share issue costs		—	(4,743)

Net cash flow from financing activities		390	235,257

Net Increase (Decrease) In Cash Held		(3,700,027)	(2,907,492)
Cash At The Beginning Of The period ended		8,038,283	6,118,822

Cash At The End Of The period ended		4,338,256	3,211,330

Notes to and forming part of the financial report are included on pages 10 to 13

Metal Storm Limited

Notes to and Forming Part of the Financial Report

for the Financial Period Ended 30 June 2003

1.    Summary of Accounting Policies

This general purpose half-year consolidated financial report has been prepared in accordance with the Corporations Act 2001 and Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements. It is recommended that this financial report be read in conjunction with the financial report for the year ended December 31, 2002 and any public announcements made by Metal Storm Limited during the half year in accordance with any continuous disclosure obligations arising under the Corporations Act.

The accounting policies have been consistently applied by the entity and are consistent with those of the previous financial year.

For the purposes of preparing this half-year financial report, the half-year has been treated as a discrete reporting period.

The financial report has been prepared in accordance with historical cost convention and on a going concern basis.

As announced at the Annual General Meeting and as previously disclosed, the ability of the consolidated entity to meet its current operating cash requirements and to pay its debts as and when they fall due over at least the next 12 month period, is dependant on the company’s ability to secure funding. The company is currently contemplating a number of fund raising options and are currently obtaining professional advice regarding the manner and structure of the capital raising. The directors anticipate the company will raise between $10 million and $20 million dollars in working capital during the 2003 financial year. Accordingly, there is significant uncertainty whether the entity will continue as a going concern and, therefore, whether it will be able to meet its current operating cash requirements, realise its assets and pay its debts when they become due and payable, and realise its assets and extinguish its liabilities in the course of normal business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the entity not be able to continue as a going concern.

(b)	Changes in accounting policies

The accounting policies adopted are consistent with those applied in the 31 December 2002 annual financial report except for the accounting policies with respect to employee benefits.

The consolidated entity has adopted the revised Accounting Standard AASB 1028 “Employee Benefits”, which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revise Standard, the provision for employee benefits are now measured based on the remuneration rates expected to be paid when the liability is settled. There has not been any significant effect on the adoption of the revised standard.

Metal Storm Limited

Notes to and Forming Part of the Financial Report

for the Financial Period Ended 30 June 2003

2.    Additional Explanations

Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising Metal Storm Limited (the parent company) and all entities that Metal Storm Limited controlled from time to time during the period and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses have been eliminated unless costs cannot be recovered.

Financial Instruments Issued by the Company

Transaction Costs on the Issue of Equity Instruments

Transactions costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and Dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

Patents, Trademarks and Licences

Patents, trademarks and licences are recorded at the cost of acquisition and amortised over their useful lives. The Directors’ view of the useful life of existing patents, trademarks and licences ranges between 5 and 20 years. The annual amortisation expense has been capitalised to research and development during the period.

Directors reviewed the carrying value of patent, trademarks and licences as at 30 June 2003 and determined that the value of this asset was not less than the cost of acquisition. The Directors therefore determined that the amortisation of this asset should be capitalised and brought to account as an expense in the periods in which the income from commercialisation is brought to account.

Metal Storm Limited

Notes to and Forming Part of the Financial Report

for the Financial Period Ended 30 June 2003

Metal Storm technology acquisition and research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. When research and development costs are deferred, such costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount so identified is written off.

The company’s exposure to capital gains tax that may be incurred if the technology were to be sold has not been taken into account in the valuation of the technology as it is not possible to determine any potential liability that may exist at this point in time. It is not the intention of the Directors to sell any part of the technology at this time.

3.    Comparative Figures

Comparative figures are, where appropriate, reclassified so as to be comparable with the figures presented for the current financial period.

4.    Operating Profit

	6 Months ended 30 June, 2003	6 Months ended 30 June, 2002
Loss from ordinary activities before income tax includes the following items of revenue and expense:
Revenue
Interest	184,190	73,894
Research program income	300,698	9,507
Other	4,317	233
Expenses
Borrowing costs
Interest – borrowing costs	111	967
Depreciation of non-current assets :
Property, plant and equipment	21,780	50,864
Net transfers to provisions
Provision for annual leave	55,669	38,005
Provision for long service leave	(3,407)	4,330
Operating lease rental payments	87,533	98,156
Proceeds for sale of property, plant and equipment	1,295	364

Other Expenses
Net foreign exchange loss	135,995	157,534
Rent	87,533	98,156
Insurance expense	389,977	133,401
Administration costs	979,923	590,813

	1,593,428	979,904

5.    Non Cash Financing and Investing Activities

Metal Storm Limited

Notes to and Forming Part of the Financial Report

for the Financial Period Ended 30 June 2003

There were no transactions or events during the half year which affected assets and liabilities and did not result in cash flows.

6.    Events Subsequent to Reporting Date

Other than matters specifically mentioned herein, there has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial period, that has significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

7.    Segment Information

Business

The consolidated entity operates predominantly in the business of research and development of ballistics technology

Geographical

The consolidated entity operates in the geographical segments of Australia and the United States of America and operates research and development activities in these segments, the financial results of which are as follows:

	Revenue		Results	Results
	2003 $	2002 $	2003 $	2002 $
Australia	184,164	79,047	(1,826,071)	(2,284,081)
United States of America	305,041	4,584	(1,048,761)	(683,192)
Total	489,205	83,631	(2,874,832)	(2,967,273)
Unallocated	—	—	—	—
	489,205	83,631	(2,874,832)	(2,967,273)

Metal Storm Limited
ACN 064 270 006
APPENDIX 4D Pursuant to Listing Rule 4.2.A.3

Half-yearly financial report for the six month period ended 30 June 2003

(Previous corresponding period 30 June 2002)

Results for announcement to the market

				Current period
Revenues from ordinary activities (item 2.1)	up/~~(down)~~	485%	to	$489,205

Profit (loss) from ordinary activities after tax attributable to members (item 2.2)	~~up~~/(down)	3%	to	(2,874,832)
Net profit (loss) for the period attributable to members (item 2.3)	~~up~~/(down)	3%	to	(2,874,832)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend (item 2.4)	— ¢	— ¢
Interim dividend (item 2.4)	— ¢	— ¢
The company does not propose to pay dividends at this time. (Item 2.5)

Record date for determining entitlements to the dividend,	Not Applicable.

Brief explanation of the figures in 2.1 to 2.4 necessary to enable the figures to be understood (item 2.6).

Revenue from ordinary activities includes funds received from the New Jersey Institute of Technology (NIJ) for the study conducted into the application of the Vle handgun for criminal Justice operations.

Grant received from the Queensland government – Queensland Industry Development Scheme

Grant received from the Federal government – Export Market Development grant.

NTA backing	Current period		Previous corresponding period

Net tangible asset backing per +ordinary security	0.6	¢	0.5	¢

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
(Registrant)

By:	/S/ SYLVIE MOSER-SAVAGE
Name: Sylvie Moser-Savage
Title: Company Secretary

Date:  September 4, 2003

* Print the name and title of the signing officer under his Signature.